Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 27, 2009 except for the effects of the changes in accounting for certain convertible debt instruments and in the computation of earnings per share discussed in Note C to the consolidated financial statements, as to which the date is May 14, 2009, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the Sepracor Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Boston, Massachusetts

May 14, 2009